UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867692307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed tender offer for shares of Class A Common Stock and Class B Common Stock of SunPower Corporation (“SunPower” or the “Company”) pursuant to the Tender Offer Agreement, dated April 28, 2011, by and between the Company and Total Gas & Power USA, SAS, an indirect wholly owned subsidiary of Total S.A.:

1.	Transcript from Investor Relations Conference Call on April 28, 2011

Additional Information

The documents included in this Schedule 14D-9 are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this Schedule 14D-9 has not commenced and will only be made pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). At the time the tender offer is commenced, Total S.A. and a subsidiary of Total S.A., Total Gas & Power USA, SAS (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and SunPower will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Purchaser and SunPower intend to mail these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total S.A., Purchaser or SunPower with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower Corp. 77 Rio Robles, San Jose, California 95134 or at http://investors.sunpowercorp.com/.

SunPower Forward-Looking Statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this document include the quotes from executives of SunPower and Total S.A., the first quarter financial outlook, including the timing of any improvement in the Italian market and of the provision of any guidance for fiscal 2011, and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; actual or proposed regulatory changes, including in Italy; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower’s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

PARTICIPANTS

Corporate Participants

Robert Okunski – Senior Director-Investor Relations

Thomas H. Werner – President & Chief Executive Officer

Dennis V. Arriola – CFO, Chief Accounting Officer & EVP

Howard J. Wenger – President-Utility & Power Plants

Other Participants

Jesse W. Pichel – Managing Director, Jefferies & Co., Inc.

Joseph Michael Horwitz Jr. – Senior Research Analyst, Robert W. Baird & Co. Equity Capital Markets

Rob W. Stone – Managing Director & Senior Research Analyst, Cowen & Co.

Kelly A. Dougherty CFA, MBA – Research Analyst, Macquarie Capital (USA), Inc.

Mahavir Sanghavi PhD – Associate Analyst, UBS Securities LLC

John Hardy – Research Analyst, Gleacher & Co. Securities, Inc.

Shawn E. Lockman – Senior Research Analyst, Piper Jaffray, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to this afternoon’s SunPower Conference Call. I would like to turn the call over to Bob Okunski, Senior Director of Investor Relations at SunPower Corporation. Sir, you may begin.

Robert Okunski, Senior Director-Investor Relations

Thank you, Julie. I’d like to welcome everyone to our investor relations conference call to discuss our announcement today regarding SunPower’s new strategic relationship with Total. On the call today Tom Werner, SunPower’s CEO, will discuss the transaction overview and rationale, followed by Dennis Arriola, our CFO, who will go into greater detail on the transaction, as well as to offer an update on our first quarter 2011 guidance. We will then open up the call for questions.

We’ve allotted 30 minutes for today’s call, and a replay will be available later today on the Investor Relations page of our website. During today’s call, we will make forward-looking statements subject to various risks and uncertainties that are described in our 2010 10-K as well as in today’s press release.

Please see those documents for additional information regarding those factors that may impact these forward-looking statements. To enhance this call, we have also posted a set of PowerPoint slides, which we will reference during the call on the Event and Presentations page of our Investor Relations website.

On slide two of our PowerPoint presentation, you will find our Safe Harbor statement. Our prepared remarks will run approximately 15 minutes, which will allow time for questions.

With that, I’d like to turn the call over to Tom Werner, CEO of SunPower, who will begin on slide three. Tom?

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	1.

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

Thomas H. Werner, President & Chief Executive Officer

Thanks Bob, and thank you for joining us today on such short notice. We’re excited about this afternoon’s announcement between SunPower and Total. And we’re confident that this new relationship will provide substantial benefits to all of our shareholders, employees, customers and stakeholders.

Through this partnership, we are positioning SunPower for continued long-term growth and success. After a year of evaluating the potential to work together, we are impressed with the strategic commitment Total has made in the solar sector.

Total has been seeking a growth engine within the solar sector for a few years and chose to invest in SunPower’s technology and strategy. We have a complementary vision on what it takes to be a long-term winner in this industry. Likewise, we value the investment horizon Total brings to the table as a disciplined investor focused on building long-term shareholder value.

The $1 billion credit support agreement with Total that anchors this transaction will substantially enhance the company’s growth plan in two ways. First, by improving our access to lower cost capital and second by making available up to $400 million of restricted cash and cash collateral that currently sits on our balance sheet.

We intend to invest that cash to grow the business by aggressively developing our utility and power plant pipeline, which relies heavily on letters of credit, as well as investing in capital programs that will enable SunPower to scale faster in order to accelerate our cost reduction road map. In addition to credit support agreement, there are other areas of synergies between Total and SunPower. The first is research and development. As part of our new relationship, we’ve entered into an R&D framework agreement where our two teams can closely collaborate and leverage off each other’s R&D investments.

In addition, we plan to leverage Total’s significant presence all over the world. Total does business in over 130 countries, and this puts us in a fantastic position to expand beyond our current footprint. We’ve already begun discussing potential large-scale development opportunities. Total has made investments throughout the value chain that have great potential over the next few years. This relationship is structured to be a win-win for both our companies.

Moving on to slide four, let me provide you with an overview of Total from our perspective. They’re a global leader in producing and providing energy around the world and the fifth largest oil and gas company in the world. With 2010 gross investments of approximately $21 billion, 93,000 employees globally, Total has the vision and financial strength to accelerate SunPower’s growth.

Total’s rationale for this transaction demonstrates our alignment and strategy. They’re investing in the highest efficiency, highest reliability solar panels and systems, our people, our vertical integration and our downstream footprint. Our partner came to us with a strong understanding of solar and has been investing throughout the value chain, from polysilicon manufacturing to systems integration and operation.

They understand our business model. The value of high-efficiency technology and the opportunity to scale silicon technology today with a cost reduction roadmap allows us to increasingly compete with conventional energy resources.

Total’s global R&D partnerships with leading universities and institutions in Europe and U.S. includes a substantial solar investment which we believe we can jointly harness to support both near-term and longer-term commercial results. Total has been actively investing to diversify its resource supply to help meet growing energy demand in the long-term. They are committed to becoming a worldwide leader in renewable energy and as a tool to address climate change.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	2

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

In summary, with Total’s global presence and credit support, we plan to accelerate our growth plans in an increasingly competitive solar sector. Now let me turn it over to Dennis, who will describe the transaction in more detail beginning on slide five. Dennis?

Dennis V. Arriola, CFO, Chief Accounting Officer & EVP

Thanks, Tom. Now this truly is an exciting day for SunPower and for the future of solar. Our association with Total and its global financial relationships will immediately benefit SunPower as we continue to grow our business around the world.

Now let me start with an overview of the tender offer. Total will tender for 60% of our outstanding Class A shares and 60% of our outstanding Class B shares at a price of $23.25 per share in cash for both Class A and B shares, which represents premiums of 46% and 49%, respectively, over yesterday’s closing stock price. This transaction includes no treasury shares and is not expected to be dilutive to shareholders.

If the tender is oversubscribed, the share purchase will be completed on a pro rata basis based on the number of shares of each class tendered by each holder and SunPower’s stock will remain listed on NASDAQ. The tender is contingent on at least a majority of each class accepting the tender, the receipt of U.S. and European anti-trust approvals, and other customary closing conditions. We expect the tender offer to open within 10 business days and that the tender offer will remain open for a minimum of 20 business days. Based on this schedule, we expect the tender offer to close as early as the beginning of June. The tender may be extended in order to obtain U.S. or European regulatory clearances, or for other reasons.

Both SunPower management and our Board of Directors support the tender offer. Additional details on the tender process and the agreements related to this transaction will be available shortly when both companies file our tender offer documents with the SEC.

From a governance standpoint, we will expand our Board to 11 Directors upon the close of the tender offer, which will include six new Board member selected by Total. Both Total and our existing Directors have indicated that Tom Werner will be named Chairman of the Board, along with his duties as CEO.

In addition, subject to the receipt of required tax opinions, SunPower plans to call a special stockholder meeting later in 2011 to propose reclassifying the A and B shares into a single class of common shares and Total has agreed to vote its shares in favor of this reclassification.

As Tom previously mentioned, Total has been involved in solar for many years, including its 50% investment in Tenesol, a solar panel manufacturer based in France, that sells primarily to commercial customers and in off-grid applications. Total announced earlier this year that it is purchasing the other 50% of Tenesol that it doesn’t currently own.

As part of our transaction with Total, we’ve also negotiated a non-binding term sheet to potentially acquire Tenesol, a well-established French solar panel manufacturer and system integrator. We still need to complete our due diligence and if the deal goes forward, it could close later in the year.

Our independent directors would have to approve any definitive agreement in advance of concluding the purchase, because of the related party nature of the transaction. The consideration for the purchase of Tenesol would be in the form of equity and cash at SunPower’s option. We’ll provide you with more information on this potential acquisition as appropriate going forward, and we will work with Total to further evaluate this opportunity once its purchase of 100% of Tenesol is complete.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	3

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

Turning to slide six, let me spend a little more time on the overall structure of our credit support agreement with Total. Under our new agreement, Total will provide SunPower with up to $1 billion in Total corporate guarantees to support letters of credit related to our utility and power plant business and our large commercial projects over a five-year period.

The credit support agreement as well as our new affiliation with Total will further increase our overall operating and financing flexibility as we continue to grow some power globally. We expect to quickly see benefits from this new relationship, including the freeing up of up to $400 million of cash that is currently on our balance sheet but is restricted, in use, or is collateralizing existing letters of credit.

This type of increased flexibility will make us even more nimble going forward. For example, the newly unrestricted cash will help to make our balance sheet even stronger as we use this new liquidity for general corporate purposes, including working capital, project development, funding of our upstream expansion and debt retirement. In addition, we expect to benefit from lower credit costs, additional sources of financing, less restrictive debt covenants and access to a larger group of global financial institutions.

Post-closing, we will be supported by Total’s strong investment grade corporate credit ratings. As an affiliate of Total, we also expect to benefit from their strong financial relationships around the world. And we’ll work closely with their treasury group to obtain the best possible financing terms for both our corporate financings and those selected to our non-recourse project financings.

We’ve structured the availability of the credit support to conform with SunPower’s growth outlook and Total has agreed to consider increasing the annual sublimits based upon the business requirements of the company. This financial support will help us build out our utility scale and large commercial projects pipeline and position us to be more opportunistic in the market.

Please turn to slide seven. The SunPower Total transaction is truly a winner for all parties concerned. Our current shareholders benefit from the premium paid at the tender offer and our long-term shareholders will benefit from our affiliation and credit support agreement with one of the largest and financially sound energy companies in the world.

We expect to collaborate closely with Total in many areas including R&D, market development and financing. And our customers and employees will benefit and SunPower will emerge as an even stronger company that will maintain its vision, one that Total supports. We will change the way the world is powered.

Now, let me spend a couple moments on SunPower’s first-quarter earnings outlook on slide eight. The first quarter results are solid and we expect revenue of approximately $450 million compared to our guidance of $475 million and $525 million. We did experience the shifting of some project revenues from Italy into the second and third quarters as we await a modified decree to be published.

On a non-GAAP basis, we estimate that we will be in line with our previous earnings per share guidance of $0.15 to $0.21 per share for the quarter and closer to the $0.15 end of the range.

On a GAAP basis, we estimate that we’ll also be in line with our previous quarter earnings per share guidance. This solid performance in Q1 positions us well for the rest of the year and we’ll provide you with complete details on our financial performance for the first quarter during our scheduled conference call on May 12.

With that, I’ll turn it back to Tom.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	4

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

Thomas H. Werner, President & Chief Executive Officer

Thanks, Dennis. I’ll open the call to questions. In addition to Dennis, we also have Howard Wenger, President of our Utility & Power Plants business; Jim Pape, President of our Residential and Commercial business; Julie Blunden, our EVP of Public Policy and Corporate Communications; Chuck Boynton, Vice President of Finance and Corporate Development, and Bob Okunski, our Senior Director of Investor Relations. So they may provide some of our answers. To provide ample time, I’d ask that you to limit yourself to one question, because we’re only going to take questions for 15 or so minutes. Bob?

Robert Okunski, Senior Director-Investor Relations

Operator?

Operator: Yes.

Robert Okunski, Senior Director-Investor Relations

Time for questions, please.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	5

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

QUESTION AND ANSWER SECTION

Operator: The first question comes from Jesse Pichel. And please state your company.

<Q – Jesse Pichel – Jefferies & Co., Inc.>: Jesse Pichel from Jefferies. Congratulations, well done. My question is, how will the additional liquidity allow you to accelerate your project pipeline or will it allow you to accelerate your project pipeline? And also, how will the AUO JV be affected?

<A – Thomas Werner – President & Chief Executive Officer>: Thank you, Jesse, for the question. This is Tom. I’ll just answer broadly and Dennis can jump in afterwards. The immediate impact after closing is if there are covenants associated with letters of credit that will be relieved, I’ll say, and Dennis can clarify – that will free up cash. And that obviously means you can put more cash to work. We would intend on doing that, specifically in Howard’s business, in the UPP business and potentially in Jim’s business on the large-scale commercial projects. Dennis can comment in just a second as well.

On AUO, this is a positive for the AUO relationship. It means all three parties are interested in growing SunPower faster and it means that we will accelerate our cost reduction plans and our scaling. So this is, we believe, a positive for all three parties. Dennis?

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: Yeah. I think from the build-out of the UPP pipeline, Jesse, it allows us to build faster. We don’t necessarily have to find short-term construction financing if we’ve got more access to other financing and/or the cash on hand. So I think it – really, it’s about additional flexibility beyond what we had before, which is – allow us to be more opportunistic.

<Q – Jesse Pichel – Jefferies & Co., Inc.>: Did Total look at thin film companies as well and was your higher efficiency part of its decision?

<A – Thomas Werner – President & Chief Executive Officer>: Yeah. So Total spent two years looking at companies. They looked at almost 200 companies. And they – so yes, I believe that list included thin film companies. They actually do a little bit of research and development in thin film, so they understand the technologies. And their, Jesse, their final criteria was high-efficiency vertical integration, low cost manufacturing, cost [ph] to remit (16:14) that’s credible, that gets to commercial electricity parity in a horizon that they’re interested in investing in and that profile matched almost identically with SunPower.

<Q – Jesse Pichel – Jefferies & Co., Inc.>: Thank you. Congratulations.

<A – Thomas Werner – President & Chief Executive Officer>: Thank you.

Operator: The next question comes from Michael Horwitz, and please state your company.

<Q – Joseph Horwitz – Robert W. Baird & Co. Equity Capital Markets>: Great. Robert Baird. Thanks for taking my question. Phenomenal news, you made my afternoon. Really, so maybe a different question about the integration and vertical integration and the whole strategy that you’ve laid out and Total has bought into. Does this change the way that you view your volume mix between commercial and UPP? And also does it change the way you might view [ph ongoing (17:02) upstream?

<A – Thomas Werner – President & Chief Executive Officer>: So Michael, thanks for the question. This is Tom. I would say to you that broadly speaking, we’re in a position to be more aggressive. Total is interested in vertical integration and they like our downstream footprint for sure. They like the idea of controlling their own destiny, but frankly at the same time, they like to be – the

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	6

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

idea of being vertically integrated because they’ve seen that in other industries, the value of margin stacking.

So we have not advanced the discussion to the point of what specifically – how we would specifically deploy capital. Broadly speaking to both of your questions, all three, whether it’s UPP commercial, upstream, those are all three very strong possibilities and the executive from Total who made this investment is on a plane and will be here tomorrow morning at 7 AM and we’ll start those discussions of course, nothing to be consummated until the deal closes.

<Q – Joseph Horwitz – Robert W. Baird & Co. Equity Capital Markets>: Okay, great. Congratulations.

Operator: Next question comes from Rob Stone and please state your company.

<Q – Rob Stone – Cowen & Co.>: Cowen and Company. Let me add my congrats – it’s a nice way to cap the afternoon. A question on the strategic rationale for just 60% – and one thing, as I think you said in the prepared remarks or the slides, to keep SunPower stock as a currency. Why not just acquire all of SunPower?

<A – Thomas Werner – President & Chief Executive Officer>: I think this shows the homework that Total has done for a couple years. They like the entrepreneurial pace that SunPower runs at. They like the Silicon Valley headquarters and the worldwide footprint and they want to accelerate that. They want us to be even more successful with those attributes. So they thought of a structure that allowed fast, nimble decision-making, entrepreneurial, innovative people in Silicon Valley and throughout the world, at the same time capitalizing on a top 20 in the world balance sheet, as well as their R&D and their 130-market footprint. So that’s basically it. They came up with a structure.

And then Rob, as you’re very aware – because you’ve been with us during the entire time, you’ve seen this structure work successfully when we were – very productively worked with Cypress Semiconductor in a very similar way, which laid the foundation for our excellent solar fab, solar cell fab manufacturing capabilities. So very similar to that structure, it allows you to be nimble, quick, innovative, yet at same time have scale and the power of a top 20 company.

<Q – Rob Stone – Cowen & Co.>: Okay. My follow-on question is with respect to the utility scale business having deeper pockets now and then the potential to leverage your capacity with the concentrator technology, do you see acquiring additional project assets or development pipelines as a key part of the strategy going forward?

<A – Thomas Werner – President & Chief Executive Officer>: Yeah, Howard, I’ll take the first part of this and if you could, Howard talk – just say a few words about concentrator. This is – Howard’s UPP business is a strategic growth engine for the company. It’s – are contributing meaningfully this year. And we absolutely see this is an area that has a great strategy overlap with Total. Let’s not underestimate their position in markets where a concentrator product will work phenomenally well. And that was part of our thinking. Howard, if I could turn to you to just add a short comment on the pipeline and/or on concentrator, please.

<A – Howard Wenger – President-Utility & Power Plants>: Yeah, one of the big synergies with Total is they are in the project business. That’s what they do, so they understand it really well and they understand the strategic value of land positions and asset positions. So we believe there’s a lot of synergy there. They have a presence in, as Tom mentioned, over 130 countries. They’re certainly present in countries where we are doing some business, such as the Middle East, but not nearly of the scale or the relationships that Total has built over the many, many decades in that part of the world as just an example. And so, we think there’s a lot of synergy with respect to project development pipeline acquisition and deployment of our concentrating system in parts of the world, that – where it really makes sense and they’re very present.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	7

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<Q – Rob Stone – Cowen & Co.>: Great. Thank you very much.

<A – Thomas Werner – President & Chief Executive Officer >: Robert, I would just add, Rob, that we will be disciplined, however.

<Q – Rob Stone – Cowen & Co.>: Okay. Thank you.

Operator: The next question comes from Kelly Dougherty and please state your company.

<Q – Kelly Dougherty – Macquarie Capital (USA), Inc.>: Hi, Kelly Dougherty from Macquarie. Again let me issue my congratulations as well. Can you just help us think about maybe some of the valuation metrics to arrive at the $23.25? Obviously, Total is looking a bit longer term than some solar investors, so maybe key metrics that they consider when trying to place a value on SunPower?

<A – Thomas Werner – President & Chief Executive Officer>: Kelly, I’ll start and then Dennis can probably go straight to the heart of your question. But let me say that on – that Total is very much in this for the long term. They’re thinking certainly five if not – five years, 10 years in terms of decades. Their CEO has commented on peak oil, on our clean energy being an important part of the fuel mix for the world.

And so, you have that strategic alignment that is really, really critical when you think of valuation, because that comes first. Can we be the solution together that accomplishes both of our missions. We feel very strongly – both parties feel very strongly that that’s the case. I think sets the backdrop. Of course when you have 40% of your stock continuing to trade, the market will judge as well. But Dennis, maybe you can comment further?

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: I think, Kelly, like most long-term investors like a Total, they do look at – a lot at the discounted net cash flow value of the company. And I think given their global footprint, the markets that they’re in, the long-term perspective they have of how solar is going play in those markets over the decades, they obviously at where we were trading today in order to look at the premium. But I think it really had more to do with how can they help us grow faster in markets where we weren’t at and what value are they brining to the table?

<Q – Kelly Dougherty – Macquarie Capital (USA), Inc.>: That’s great. Can you help us think about the magnitude? And I know things are far from settled, but the magnitude of maybe the acceleration, so we can try to get our head around what may have gone into the evaluation. Have you —?

<A – Thomas Werner – President & Chief Executive Officer>: Oh sure. Yeah. Kelly, I’ll take that again. At some point, we should let Total speak for themselves, of course. There’s a DCF with – at the core of their thinking and of course, they had appropriate support to look at every other evaluation metric you could think of. When you think of accelerating, this is something that isn’t instantaneous and it will be well thought out. So as we get to close and we can evaluate with very clear metrics where we can decide where we’re going to invest more aggressively, whether it’s commercial, UPP, upstream or all of the above.

I see it as primarily at 2012 and beyond, acceleration. And I see it being twofold, one capacity, cost – I’m sorry threefold, capacity, cost, and markets. As Dennis pointed out and the nuance on cost, back to Rob Stone’s question, is the ability to use the concentrator product in now a worldwide footprint of markets, we think has real upside. So those things were all influenced. I of course, don’t have their DCF models, so I – we can’t answer it further.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	8

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<Q – Kelly Dougherty – Macquarie Capital (USA), Inc.>: Thanks. Can I just – one quick follow-up? It seems to be more a focus on the UPP business understandably, but any change in thinking of owning the projects yourself?

<A – Thomas Werner – President & Chief Executive Officer>: I’ll answer that quickly so we can take a few more. Basically no, although, again, I’ll let Total speak for themselves. They may selectively own projects in markets where they would have a chosen desire to enhance their brand and perhaps sell electricity. I believe they already have one such project underway in the Middle East. And they perhaps will do more of that, so potentially.

Now having said that, our commercial business is doing great and is expanding very rapidly and we think we can deploy capital on that business. The European feed-in tariffs are moving to the commercial and residential business and Jim Pape’s team is doing a great job in offering a great value in that market. So I don’t want you to leave here with this is a UPP play. This is a company play.

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: Yeah, Kelly, this is Dennis. The other thing that I’d say is we’re working on some financing structures specifically for the residential and commercial markets, where the financial institutions are looking at the credit worthiness of SunPower as part of the sponsor. So now with our affiliation with a AA minus company, that’s only going to enhance our ability to get more financing for the residential and commercial market. So it’s definitely a plus for that business segment as well.

<Q – Kelly Dougherty – Macquarie Capital (USA), Inc.>: Congrats again. Thank you.

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: Thanks.

Operator: Your next question comes from Steven Chin and please state your company.

<Q – Mahavir Sanghavi – UBS Securities LLC>: Yes, hi. This is Mahavir Sanghavi for Steven Chin. This is UBS. Once again, congratulations. First question about – just wanted to get an idea about how this partnership came about. And you guys mentioned about Total looking at it for two years, was SunPower considering any other financial partners in addition to Total in this strategic relationship?

<A – Thomas Werner – President & Chief Executive Officer>: Yes, I’ll take that question and Dennis may add a little bit. So I don’t remember what conference, but a year ago, I presented at a conference and Total had a bank contact us, so they did an outreach. And that was probably midstream in their two year process. We simultaneously – or maybe not simultaneously, but over the course of the last year -our executive team spends a lot of time planning for the future.

We have a plan for installing I’ll say up to 10 gigawatts of solar over the next five years, broadly speaking. We looked at how to best accomplish that and how to best finance that and that included not just balance sheet but also capability. And yes, we did an extensive search of what we thought were all possible viable options and Total came out as the clear winner, both strategically and financially.

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: And this is Dennis. You’ll get – once we file the tender documents with the SEC in the next 10 business days, you’re also going to get extensive details regarding those activities.

<Q – Mahavir Sanghavi – UBS Securities LLC>: Okay, thanks. That’s helpful. And my just follow-up question is, you mentioned about conditions that need to be met for Total to purchase additional shares. I wonder if those conditions mean some sort of revenue targets or some customer wins or some cost per watt target.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	9

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: No, they do not. There’s very customary closing conditions and standards, but those are not any of them.

<Q – Mahavir Sanghavi – UBS Securities LLC>: Okay, great. Congratulations once again.

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: Thank you.

<A – Thomas Werner – President & Chief Executive Officer>: Okay. If we could hustle through two more questions, please.

Operator: The next question comes from John Hardy and please state your company.

<Q – John Hardy – Gleacher & Co. Securities, Inc.>: Yeah, it’s Gleacher & Company. Thanks for taking my questions. I was wondering – the real important piece for me, it seems to be, if you could talk a little bit about maybe the sensitivity on UPP operating margins without having to pay that high cost construction financing and obviously some longer-term lower costs of capital, what you think that does? And then just to speed up the process, I’ll ask my follow-up now. Do you know anything about Total’s tax appetite in the U.S.? And if you do, maybe talk about how you think that could speed up that accelerated timeline of development you were talking about. Thanks.

<A – Dennis Arriola – CFO, Chief Accounting Officer & EVP>: Sure, John. This is Dennis. As far as from a UPP cost perspective, I mean, obviously, we’re going to be working closely with Total’s project finance team in collaboration with them. So we’re going to be able leverage off of them the other institutions that we potentially don’t have relationships with and I think that we’re looking forward to trying to get more cost-effective lines for our short-term construction. But also with the cash that we’re freeing up on our balance sheet, in some cases on smaller projects, we may decide to just fund those off the balance sheet in the short-term, given that you basically have a short-term construction period. So I think both in the short-term and for longer term financing perspectives for UPP projects, this will be very advantageous for us.

On the second question regarding the tax appetite, Total does have several different operations in the United States and that’s not something that we’ve explored yet, but it’s something on the list to talk about.

<Q – John Hardy – Gleacher & Co. Securities, Inc.>: Great, thanks.

Operator: Next question comes from Ahmar Zaman. Please state your company.

<Q – Shawn Lockman – Piper Jaffray, Inc.>: Hi, yeah. This is Shawn Lockman for Ahmar and it’s Piper Jaffray. I wondered if you guys had currently any projects that you are working on with Total.

<A – Thomas Werner – President & Chief Executive Officer>: This is Tom. I will – there are several opportunities at very early stage, of course. It kind of mattered how today went. And we, of course, have to close, but it’s a long-winded yes. And there are some clear complementary opportunities very, very hard to predict what kind of timeframe those would manifest themselves, but a long-winded yes.

<Q – Shawn Lockman – Piper Jaffray, Inc.>: Great, and can you guys provide a -

<A – Thomas Werner – President & Chief Executive Officer>: You have a follow-up?

<Q – Shawn Lockman – Piper Jaffray, Inc.>: Yeah, just – I wanted to ask if you could provide some color possibly on Total’s poly business.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	10

SunPower Corp.	SPWRA	Business Update Call	Apr. 28, 2011
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<A – Thomas Werner – President & Chief Executive Officer>: Yes. Total, I believe it’ll be posted in the slideshow, has a 25% interest in a company that is going to make – it’s just started production of fluidized bed poly. There are – it’s very interesting. I will say that we have a couple, at least two, really strong partners in polysilicon that we intend on continuing to partner with. But this could be an interesting complement to those partners. And may in fact – that entity has just gone into production. It’s in Pennsylvania. It’s called AEP. With that, I’m going to wrap up the call. Thank you, Shawn.

Thomas H. Werner, President & Chief Executive Officer

I really appreciate everybody’s time. This is a significant step for SunPower. This is a transformational investment. It positions SunPower for a long-term success in the solar industry, and we very much appreciate your support. Thank you.

Operator: Thank you so much for participating in today’s conference call. You may now disconnect your lines at this time. Thank you and have a great day.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2011. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

www.CallStreet.com • 1-877-FACTSET • Copyright © 2001-2011 CallStreet	11